Exhibit 99.1

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

EURONAV ANNOUNCES FINAL YEAR RESULTS 2022

2022 HIGHLIGHTS

*	Final dividend of USD 1.1 to be proposed to the annual shareholders meeting

*	Large crude tanker recovery delivers highest earnings for Euronav since Q2 2020

*	Dislocation on energy markets boosts tanker markets

*	Tanker supply fundamentals underpin strong freight market for the foreseeable future

*	2 FSOs contracted to 2032 – fully consolidated 100% under Euronav ownership following acquisition of JV partner

*	Combination Agreement signed with Frontline in July 2022 –unilaterally terminated by Frontline in January 2023

*	Arbitration proceedings initiated against Frontline

ANTWERP, Belgium, 31 March 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its final financial results today for the full year to 31 December 2022.

The large crude tanker market is well positioned to start a multi-year upcycle based on strong fundamentals and well supported tanker market specific catalysts:

•	Orderbooks at +25 years lows

•	Contracting of newbuilding constrained by high vessel prices, incoming regulations and Shipbuilding capacity limited until 2025/26 by LNG carrier/container contracts

•	Global fleet age average of large tanker segments is the highest seen in the last 20 years.

This sector positioning has been augmented by catalysts such as Russian crude/product dislocation. The EU will continue to replace these lost Russian barrels via the Middle East and Atlantic sourcing benefitting the Suezmax and the VLCC-segment. These displacements are expected to translate into structurally longer ton miles. Other data points continue to support a positive tanker market narrative. US crude exports recently hit a new record high of 5.1m bpd reflecting additional SPR (Strategic Petroleum Reserves) cargoes but also underlying strong US production growth. Incoming regulations have been overlooked in the current geopolitical environment but will begin with the application of the CII (Carbon Intensity Indicator) as part of the EEXI (Energy Efficiency eXisting ship Index) family of maritime regulations starting 1 January 2023. Euronav believes that over time the CII will act as a speed limit on maritime transportation pressurizing further tanker capacity.

Asset prices continue to rise for newbuildings and second-hand tankers (5 and 10 year old VLCC & Suezmax values are up 20% in the last six months according to Clarksons) providing owners with optionality. Given the positive set up for the market, it is not surprising that only 3x VLCC and 7x Suezmax exited the fleet (recycled) during calendar 2022 (source: Clarksons).

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

Time charter market opportunities continue to grow. The global crude tanker market positioning remains very favorable and so far without the support of any positive drivers from China. Crude consumption from China for 2022 year to-date remains below the run rate of 2019 (source: Bloomberg). Recent product export and import quota releases (three months earlier than usual) would suggest China could be returning to previous levels of crude demand. This would be in addition to the supportive factors listed above.

Recent corporate events have not affected the operational performance of the Company as we remain focused and committed to maintain our position of market leadership and have managed to rejuvenate the fleet at a critical time in the market cycle both in buying and ordering modern vessels at good prices as well as be patient and dispose of older assets when the value became interesting.

SUSTAINABILITY UPDATE

May 2022 saw Euronav unveil its strategic objective to make the company net zero in terms of CO2 emissions by 2050. Our delivery on this objective has numerous milestones including reducing CO2 intensity and emissions by 40% by 2030 – in line with the Poseidon Principles which the majority of our bank financing is in compliance with. In November 2022, Euronav agreed a new USD 377 million sustainability-linked loan facility, which brings Euronav’s funding with an integrated sustainability component to 52 % of the Company’s total financing. The facility has been concluded with several commercial banks and has a duration of 5 years. This is the fourth sustainability linked financing Euronav has undertaken in the last 2 years. The credit facility incorporates a number of KPI’s which, if met, will reduce Euronav’s interest rate cost by 10 basis points. In December 2022, for the third year running Euronav has been awarded a “B” rating by CDP for our positive awareness and actions on climate change. CDP is a non-profit organisation and a highly regarded form of accreditation on climate action. Each year the stipulations and hurdle requirements become more onerous meaning Euronav’s position has improved year on year.

EURONAV TANKER FLEET

Euronav entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts during the year. The vessels will be sister ships to our Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels are scheduled for delivery in the third quarter of 2024.

Euronav deliberately accelerated fleet renewal during 2022 given prevailing elevated asset prices for older tonnage. Recycling such capital into newer, younger tonnage provides a more competitive platform for all stakeholders and a far lower environmental footprint. Below is a summary of our disposal activity during 2022.

VESSELS CAPITAL GAIN IN USD

3 N-class—VLCC USD 13.5 million

4 S-class—VLCC USD 1.8 million

Cap Leon—Suezmax USD 10.8 million

Cap Pierre—Suezmax USD 7.5 million

Cap Philippe—Suezmax USD 12.9 million

Cap Guillaume—Suezmax USD 14.6 million

Europe—ULCC USD 34.7 million

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

TOTAL USD 95.8 million

Euronav took delivery of the two new vessels in early 2023. VLCC Cassius (2023 – 299,158 dwt) on 11 January 2023 and Camus (2023- 299.158) on 28 February 2023.

ASSET VALUES

The pace of asset price growth for crude tankers was remarkable during 2022 especially for older tonnage. According to data from Clarksons, new build/5/10/15 year old tonnage for VLCC rose 7%/43%/65% and 81% respectively. Suezmax values rose even more for each category 4%/44%/70% and 90% respectively.

DISTRIBUTION TO SHAREHOLDERS

The Supervisory Board will propose to the Annual Shareholders’ Meeting of 17 May 2023 to distribute a full year gross return in the amount of USD 1.10 per share to all shareholders. This payout will be a combination of a dividend and a repayment from the share issue premium. This distribution approach will be optimal for shareholders as Euronav anticipates that the share issuance payment part of the distribution will represent at least 90% of the distribution and that part will be at zero withholding tax (WHT).

This proposal adds up to the shareholders distribution already paid for Q1, Q2 and Q3 2022 of USD 0.03 each for a total of USD 0.09 out of the available issue premium, next to the interim dividend paid for Q4 2022 of USD 0.03.

This proposal would bring the total return to shareholders to USD 1.22 for the full year 2022. This demonstrates the strong performance of the Company and its robust balance sheet, supported by the strong outlook in the quarters to come.

Q4-2022 closing dividend / return (Coupon 32)

Ex-dividend date 1 June 2023

Record date 2 June 2023

Payment date 13 June 2023

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

2022 Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021
Revenue	368,068	117,423	854,669	419,770
Other operating income	4,626	3,143	15,141	10,255
Voyage expenses and commissions	(45,140)	(35,223)	(175,187)	(118,808)
Vessel operating expenses	(58,534)	(51,568)	(216,094)	(220,706)
Charter hire expenses	(941)	(1,552)	(5,769)	(9,750)
General and administrative expenses	(13,601)	(7,933)	(51,702)	(32,408)
Net gains (losses) on disposal of vessels/other tangible assets	62,569	4,500	95,813	15,068
Depreciation of tangible and intangible assets	(57,554)	(85,982)	(222,597)	(344,994)
Net finance expenses	(23,778)	(20,085)	(105,869)	(80,607)
Share of profit (loss) of equity accounted investees	94	5,892	17,650	22,976

Result before taxation	235,809	(71,385)	206,055	(339,204)

Tax benefit (expense)	(729)	(797)	(2,804)	427

Profit (loss) for the period	235,079	(72,180)	203,251	(338,777)

Attributable to: Owners of the Company	235,079	(72,180)	203,251	(338,777)

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021
Tankers	232,341	(78,249)	171,123	(364,045)
FSO	2,738	6,069	32,128	25,268

Result after taxation	235,079	(72,180)	203,251	(338,777)

Information per share:

(in USD per share)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021
Weighted average number of shares (basic) *	201,783,532	201,677,981	201,747,963	201,677,981
Result after taxation	1.17	(0.36)	1.01	(1.68)

*	The number of shares issued on 31 December 2022 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2022 is 201,783,532.

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021
Profit (loss) for the period	235,079	(72,180)	203,251	(338,777)
+ Net interest expenses	24,436	19,881	105,777	80,006
+ Depreciation of tangible and intangible assets	57,554	85,982	222,597	344,994
+ Income tax expense (benefit)	729	797	2,804	(427)

EBITDA (unaudited)	317,798	34,480	534,429	85,796

+ Net interest expenses JV	—	616	(745)	2,937
+ Depreciation of tangible and intangible assets JV	—	3,108	3,149	12,333
+ Income tax expense (benefit) JV	—	631	(1,599)	2,636

Proportionate EBITDA	317,798	38,835	535,234	103,702

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021
Weighted average number of shares (basic)	201,783,532	201,677,981	201,747,963	201,677,981
Proportionate EBITDA	1.57	0.19	2.65	0.51

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Full Year 2022	Full Year 2021
VLCC
Average spot rate (in TI Pool)*	27,600	11,300
Average time charter rate**	42,900	46,500
Suezmax
Average spot rate***	31,200	11,100
Average time charter rate	30,300	29,800

*	Euronav owned ships in TI Pool (excluding technical offhire days)
**	Including profit share where applicable
***	Including profit share where applicable (excluding technical offhire days)

Difference between the preliminary results and final results

The final result of USD 203.3 million reported is USD 0.4 million better than the preliminary results reported on 2 February 2023 of USD 202.9 million. This difference is related to the integration of 2022 results of our joint ventures TI LLC and TUKA Ltd. and some minor depreciation adjustments. Furthermore, some balance sheet reclassifications have been processed without impact on the net result to improve presentation.

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

Procedures of the independent auditor

The statutory auditor, KPMG Bedrijfsrevisoren—Réviseurs d’Entreprises, represented by Herwig Carmans, has confirmed that the audit procedures, which have been substantially completed, have not revealed any material misstatement in the accounting information included in the Company’s annual announcement.

Euronav highlights in 2022

11 January 2022

Euronav became a signatory of the Neptune Declaration on Seafarer Wellbeing and Crew Change.

27 January 2022

Euronav was included in the Bloomberg-Equality Index for the fifth consecutive year.

28 January 2022

Michail Malliaros was nominated as General Manager Euronav Ship Management Hellas.

18 February 2022

Euronav announced that whale protection measures would become mandatory for its fleet.

22 March 2022

Listing of Euronav Luxembourg S.A. senior unsecured bond issue 2021 with maturity in 2026.

7 April 2022

Euronav signed a term sheet for a combination with Frontline.

26 April 2022

Euronav sold the Suezmax Bari (2005 – 159,186 dwt).

29 April 2022

Euronav rejuvenated its VLCC fleet. The company purchased two Eco-VLCC’s, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for USD 179 million in total in cash—and sold four older S-class VLCC’s: the Sandra (2011 – 323, 527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt).

5 May 2022

Euronav presented its decarbonisation strategy and targets through a virtual event called ‘Euronav’s Road to Decarbonisation’.

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

23 May 2022

Euronav became a member of the Waterborne Technology Platform.

7 June 2022

Euronav purchased its joint venture partner share in two floating storage and offloading unit (FSO) vessels.

13 June 2022

Euronav sold two of its oldest Suezmaxes: the Cap Pierre (2004—159,048 dwt) and the Cap Leon (2003—159,048 dwt).

23 June 2022

Euronav was awarded the 2021 sustainability-linked Deal of the Year award during Marine Money Week in New York.

6 July 2022

Euronav was once again positioned in the top quartile of the Webber Research’s ESG Scorecard for 2022, taking the 5th position as the highest ranked crude tanker company out of 52 shipping companies.

17 October 2022

Euronav sold the ULCC Europe (2002 – 441,561 dwt).

19 October 2022

Euronav sold Suezmax Cap Philippe (2006—158,920 dwt).

24 October 2022

Euronav contracted two new Suezmax vessels for 2024 delivery.

10 November 2022

Euronav sold the older vessel Suezmax Cap Guillaume (2006—158,889 dwt), as part of fleet rejuvenation.

16 December 2022

Euronav was awarded a B score for taking coordinated action on climate issues by the Carbon Disclosure Project (CDP).

Events occurred after the end of the financial year ending 31 December 2022

On 14 December 2022, the Company sold the Suezmax Cap Charles (2006—158,881 DWT) for USD 40.5 million. This vessel was accounted for as a non-current asset held for sale as at 31 December 2022. The vessel was delivered to her new owner on 16 February 2023. A capital gain of USD 22.1 million has been recognized in the consolidated statement of profit or loss in the first quarter of 2023.

On 11 January 2023, Euronav took delivery of the VLCC newbuilding Cassius (2023 – 299,158 dwt) and on 28 February 2023 of the VLCC newbuilding Camus (2023 – 299,158 dwt).

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

The war between Russia and Ukraine has and will continue to impact our business in the following areas:

Bunker Fuel Cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and is expected to continue to be high for the foreseeable future. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases will negatively impact the cost structure of the vessels making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level pre-invasion but has begun to correct as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.

The Company acknowledges that cybersecurity risks have significantly increased and has taken additional mitigating actions.

On 11 July 2022, Euronav announced that Euronav and Frontline entered into a definitive agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every Euronav share (the “Combination Agreement”), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. On 9 January 2023, Frontline announced that it had unilaterally decided to terminate the Combination Agreement. Euronav determined that unilateral action pursuing the termination of the Combination Agreement has no basis under the terms of the Combination Agreement and that Frontline failed to provide a satisfactory reason for its decision to pursue termination. On 18 January 2023, Euronav announced that it filed an application request for urgent interim and conservatory measures in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. Euronav requested to suspend such termination pending a determination on the merits pursuing primarily the specific performance of the Combination Agreement. On 30 January 2023 Euronav announced that it has filed an application request for arbitration on the merits in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. A judgement in the pending emergency arbitration proceedings was provided on 7 February 2023. The emergency arbitrator has dismissed Euronav’s request for provisional and interim measures on the basis of the specific and procedural rules applicable to the emergency proceedings and in particular a lack of urgency for Euronav in obtaining the requested interim and provisional measures.

In the meantime, Famatown Finance Limited (“Famatown”), a related-party to Frontline’s largest shareholder has continued to accumulate shares of Euronav. The total of these transactions means that Famatown, (together with Frontline and on the basis of public disclosures of their holdings), hold 50,426,748 shares in Euronav, or 24.99% of the shares outstanding (excluding treasury shares).

CMB NV and its affiliates (“CMB”) jointly own 25% of the voting shares of Euronav (excluding treasury shares). On 16 January 2023, Euronav received a letter from CMB requesting that the Supervisory Board convenes a general meeting of Euronav to replace the entire current Supervisory Board and appoint new members. A Special General meeting (‘SGM’) of shareholders has been convened in accordance with the Belgian Code of Companies and Associations. Euronav noted that the agenda items intended to replace the entire current Supervisory Board, with members nominated by CMB.

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

On 23 March 2023, Euronav held a Special Meeting of Shareholders to vote on resolutions submitted by Famatown Finance Ltd. and CMB NV. Shareholders voted to maintain independent directors Grace Reksten Skaugen, Anita Odedra and Carl Trowell. They approved a resolution proposed by CMB to terminate the mandates of the other independent Board members Anne-Hélène Monsellato and Steven Smith. The shareholders also approved the appointments of four new directors: John Fredriksen and Cato H. Stonex, representing Famatown; and Marc Saverys and Patrick De Brabandere, representing CMB.

On 10 March 2023, Euronav signed an agreement with the United Nations to sell the Nautica, a VLCC, as part of a wider salvage operation for the FSO Safer located in Yemen. The vessel will replace the FSO Safer (1976 – 406,639 dwt) and will stay there. Euronav will help operate the vessel including after the transfer of the oil for several months afterwards.

Financial calendar 2023

11 May 2023

Announcement of first quarter results 2023

17 May 2023

Annual General Meeting of Shareholders

03 August 2023

Announcement of second quarter results 2023

8 August 2023

Half year report 2023 available on website

26 October 2023

Announcement of third quarter results 2023

01 February 2024

Announcement of fourth quarter results 2023

The Supervisory Board, represented by Grace R. Skaugen, its Chairwoman, and the Management Board, represented by Hugo De Stoop, Chief Executive Officer, and Lieve Logghe, Chief Financial Officer, hereby confirm, in the name and for account of Euronav that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2022 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of Euronav NV.

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

On behalf of the Supervisory Board and the Management Board:

Hugo De Stoop	Grace R. Skaugen
Chief Executive Officer	Chairwoman of the Supervisory Board

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE

Regulated information

Friday 31 March 2023 – 10.15 p.m. CET

Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Annual report 2022 available on website: Thursday 13 April 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 41 VLCCs (with further one under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Condensed consolidated statement of financial position

(in thousands of USD)

	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Vessels	3,057,933	2,967,787
Assets under construction	228,429	181,293
Right-of-use assets	21,493	29,001
Other tangible assets	762	1,218
Intangible assets	15,746	186
Receivables	34,825	55,639
Investments in equity accounted investees	1,423	72,446
Deferred tax assets	1,403	1,546

Total non-current assets	3,362,014	3,309,116

Current assets
Bunker inventory	41,643	69,035
Non-current assets held for sale	18,459	—
Trade and other receivables	366,789	237,745
Current tax assets	239	99
Cash and cash equivalents	179,929	152,528

Total current assets	607,059	459,407

TOTAL ASSETS	3,969,073	3,768,523

EQUITY and LIABILITIES
Equity
Share capital	239,148	239,148
Share premium	1,678,336	1,702,549
Translation reserve	(24)	453
Hedging reserve	33,053	2,396
Treasury shares	(163,024)	(164,104)
Retained earnings	385,976	180,140

Equity attributable to owners of the Company	2,173,465	1,960,582

Non-current liabilities
Bank loans	1,264,243	1,175,835
Other notes	197,556	196,895
Other borrowings	71,011	86,198
Lease liabilities	5,824	16,759
Other payables	404	3,490
Employee benefits	1,635	6,839
Provisions	597	892

Total non-current liabilities	1,541,270	1,486,908

Current liabilities
Trade and other payables	90,469	83,912
Current tax liabilities	5,927	366
Bank loans	68,941	29,313
Other notes	—	67,025
Other borrowings	65,851	117,863
Lease liabilities	22,855	22,292
Provisions	295	262

Total current liabilities	254,338	321,033

TOTAL EQUITY and LIABILITIES	3,969,073	3,768,523

Condensed consolidated statement of profit or loss

(in thousands of USD except per share amounts)

	2022	2021
	Jan. 1 – Dec. 31, 2022	Jan. 1 – Dec. 31, 2021
Shipping income
Revenue	854,669	419,770
Gains on disposal of vessels/other tangible assets	96,160	15,068
Other operating income	15,141	10,255

Total shipping income	965,970	445,093

Operating expenses
Voyage expenses and commissions	(175,187)	(118,808)
Vessel operating expenses	(216,094)	(220,706)
Charter hire expenses	(5,769)	(9,750)
Loss on disposal of vessels/other tangible assets	(347)	—
Depreciation tangible assets	(221,576)	(344,904)
Depreciation intangible assets	(1,021)	(90)
General and administrative expenses	(51,702)	(32,408)

Total operating expenses	(671,696)	(726,666)

RESULT FROM OPERATING ACTIVITIES	294,274	(281,573)

Finance income	27,140	14,934
Finance expenses	(133,009)	(95,541)

Net finance expenses	(105,869)	(80,607)

Share of profit (loss) of equity accounted investees (net of income tax)	17,650	22,976

PROFIT (LOSS) BEFORE INCOME TAX	206,055	(339,204)

Income tax benefit (expense)	(2,804)	427

PROFIT (LOSS) FOR THE PERIOD	203,251	(338,777)

Attributable to:
Owners of the company	203,251	(338,777)
Basic earnings per share	1.01	(1.68)
Diluted earnings per share	1.01	(1.68)
Weighted average number of shares (basic)	201,747,963	201,677,981
Weighted average number of shares (diluted)	201,994,217	201,773,240

Condensed consolidated statement of comprehensive income

(in thousands of USD)

	2022	2021
	Jan. 1 – Dec. 31, 2022	Jan. 1 – Dec. 31, 2021
Profit/(loss) for the period	203,251	(338,777)
Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	942	1,453
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(477)	(482)
Cash flow hedges - effective portion of changes in fair value	30,657	9,852
Equity-accounted investees - share of other comprehensive income	159	951

Other comprehensive income (expense), net of tax	31,281	11,774

Total comprehensive income (expense) for the period	234,532	(327,003)

Attributable to:
Owners of the company	234,532	(327,003)

Condensed consolidated statement of changes in equity

(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786
Profit (loss) for the period	—	—	—	—	—	(338,777)	(338,777)
Total other comprehensive income (expense)	—	—	(482)	9,852	—	2,404	11,774

Total comprehensive income (expense)	—	—	(482)	9,852	—	(336,373)	(327,003)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)

Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity
Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582
Profit (loss) for the period	—	—	—	—	—	203,251	203,251
Total other comprehensive income (expense)	—	—	(477)	30,657	—	1,101	31,281

Total comprehensive income (expense)	—	—	(477)	30,657	—	204,352	234,532

Transactions with owners of the company
Dividends to equity holders	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	1,484	1,484

Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Condensed consolidated statement of cash flows

(in thousands of USD)

	2022	2021
	Jan. 1 – Dec. 31, 2022	Jan. 1 – Dec. 31, 2021
Cash flows from operating activities
Profit (loss) for the period	203,251	(338,777)
Adjustments for:	217,545	386,903
Depreciation of tangible assets	221,576	344,904
Depreciation of intangible assets	1,021	90
Provisions	(262)	(227)
Income tax (benefits)/expenses	2,804	(427)
Share of profit of equity-accounted investees, net of tax	(17,650)	(22,976)
Net finance expense	105,869	80,607
(Gain)/loss on disposal of assets	(95,813)	(15,068)
Changes in working capital requirements	(82,727)	(20,504)
Change in cash guarantees	570	8
Change in inventory	27,391	6,745
Change in receivables from contracts with customers	(105,538)	(25,485)
Change in accrued income	(2,941)	(331)
Change in deferred charges	1,263	(1,285)
Change in other receivables	(4,600)	4,070
Change in trade payables	(1,316)	(1,215)
Change in accrued payroll	(39)	(3,689)
Change in accrued expenses	(2,808)	2,698
Change in deferred income	9,998	(5,594)
Change in other payables	(2,113)	2,953
Change in provisions for employee benefits	(2,594)	621
Income taxes paid during the period	2,761	12
Interest paid	(99,744)	(60,999)
Interest received	11,446	3,425
Dividends received from equity-accounted investees	3,021	4,635

Net cash from (used in) operating activities	255,553	(25,305)

Acquisition of vessels and vessels under construction	(523,494)	(413,062)
Proceeds from the sale of vessels	356,730	55,844
Acquisition of other tangible assets	(164)	(142)
Acquisition of intangible assets	(16,582)	(115)
Payments received from loans to related parties	32,844	2,242
Repayment of loans from related parties	(10,215)	—
Lease payments received from finance leases	2,036	1,987

Net cash from (used in) investing activities	(158,845)	(353,246)

(Purchase of) Proceeds from sale of treasury shares	1,080	—
Proceeds from new borrowings	1,270,295	1,509,580
Repayment of borrowings	(976,670)	(726,032)
Repayment of lease liabilities	(25,527)	(54,928)
Repayment of commercial paper	(279,314)	(303,426)
Repayment of sale and leaseback	(22,667)	(22,667)
Transaction costs related to issue of loans and borrowings	(5,871)	(4,422)
Dividends paid	(24,221)	(24,212)

Net cash from (used in) financing activities	(62,895)	373,893

Net increase (decrease) in cash and cash equivalents	33,813	(4,658)

Net cash and cash equivalents at the beginning of the period	152,528	161,478
Effect of changes in exchange rates	(6,412)	(4,292)

Net cash and cash equivalents at the end of the period	179,929	152,528

of which restricted cash	—	—